[LETTERHEAD OF SHEARMAN & STERLING LLP]



WRITER'S EMAIL ADDRESS:
ngreene@shearman.com


                                                                 April 12, 2006





Mary A. Cole
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


              Response to your comments to Form N-2 for Citigroup
        Alternative Investments Trust (File Nos. 333-13137 and 811-21854)


Dear Ms. Cole:

               Thank you for the comments you provided by letter dated March 20, 2006 to the Registration Statement on Form N-2 , as filed on February 14, 2006, for Citigroup Alternative Investments Trust (the "Registration Statement" and the "Fund", respectively).

               Below, I identify each of your comments and offer our responses, organized in the order that the comments were provided (numeration matches that in your comment letter, as do the bolded headings).

                                     General

1. We plan to include the omitted disclosure and exhibit items in a pre-effective amendment and understand that you may have comments on these items at that time.

2. We confirm that the terms and arrangements of the offering were submitted to the NASD for review. The assigned NASD examiners are Ms. Gabriela Aguero and Mr. Minh Le. The examiners have requested additional documentation, but have not yet returned any substantive comments regarding the terms and arrangements of the offering.

3. We confirm that no exemptive application or no-action request has been filed or submitted in connection with the Registration Statement.

4. You asked that we supplementally explain why it is appropriate for the Fund to use the term "Offering Memorandum" instead of "Prospectus" in a public offering. We have discussed this matter with our client and have elected to use the term "Prospectus" throughout the Registration Statement.

                                   Cover Page

5. You asked that we supplementally explain how an objective of high income and the use of techniques such as leverage, short sales, derivative transactions and inverse floaters, all of which involve a high degree of risk, comport with also seeking to preserve capital. Our client believes that these objectives and techniques are mutually consistent. Of course, leverage, short sales, derivative transactions and inverse floaters can involve risk, as is described in the Registration Statement. However, it also is common practice to deploy such techniques to manage risk, such that a portfolio that includes derivatives and similar instruments and makes judicious use of leverage in fact can expect to realize more attractive risk and volatility adjusted returns than a corresponding "long-only" portfolio. Consider, for example, the Written Statement of the Securities and Exchange Commission Regarding the Regulation of the Over-The-Counter Derivatives Market and Hybrid Instruments dated June 10, 1998, which states:

               OTC derivative instruments provide significant benefits to corporations, financial institutions, and institutional investors by allowing them to manage risks associated with their business activities or their financial assets. [...] They can also be used by portfolio managers to manage volatility in investment portfolios or to obtain exposure to different assets without actually taking a position in the cash market.

         In the case of the planned investments for the Fund, our client firmly believes this to be the case, as does, it would appear, Standard & Poor's Corporation ("S&P"), a third party provider of issuer credit risk analysis. S&P has reviewed these matters as well and assigned the Fund a credit quality rating of "AAA", the highest rating assigned by S&P, which indicates that the obligor's capacity to meet its financial commitment on the obligation is extremely strong. Moreover, S&P has assigned the Fund a volatility rating of "S1", the lowest volatility rating assigned by S&P.

6. As requested, we will add language to the Registration Statement to clarify that the Registration Statement is a combined SAI and prospectus and that no separate SAI will be printed. We also will add language explaining how to obtain the Fund's annual and semi-annual reports to shareholders, providing a toll-free number for shareholders to call to request the annual and semi-annual reports and to make other inquiries.

7. You requested that we add disclosure in the Registration Statement indicating that the Fund's securities have no history of public trading and include a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing in the initial public offering. While we acknowledge that these risks apply to many closed-end funds, we respectfully do not find them to be relevant to "tender offer" funds, meaning those - including the Fund - that make relatively frequent (in this case, approximately quarterly) offers to repurchase shares at net asset value and accordingly do not permit public trading of shares. These regular net asset value tenders assure that both purchases and redemptions of shares are at net asset value and not at a discount thereto, obviating, we believe, the need for the suggested disclosure.

                              Initial Closing Date

8. As requested, we will add disclosure with respect of the factors that would cause the Board of Trustees to liquidate the Fund following the receipt of initial subscriptions. Such factors may include unexpectedly low numbers of initial subscriptions or significant changes in market conditions affecting the instruments in which the Fund proposes to invest, in each case to the extent the same would materially impair the launch of the Fund's investment program.

                                Fees and Expenses

9. As requested, we will revise the fee table by replacing each reference to the "placement fee" with the term "sales load." We will maintain the references to placement fees only as parentheticals to references to sales loads.

              Instruments that Primarily Generate Tax-Exempt Income

10. You asked that we describe with more specificity the "other types of notes" referred to on page 17 of the Registration. We have discussed the matter with our client and have elected to delete the entire paragraph referring to "other types of notes" because the Fund does not currently intend to invest in any types of notes other than those described in the Registration Statement.

11. You requested disclosure regarding whether there is any limitation on the amount of derivatives or foreign securities in which the Fund may invest. We will add disclosure confirming that no such limitations have been established at this time (except, in the case of certain derivatives, the limits imposed by relevant asset segregation requirements, which are described separately in the Registration Statement).

               Private Investment Funds and Structured Securities

12. You asked that we supplementally explain how a "fair value" determination by the Board is possible when, as the prospectus states, it may be "difficult for the Fund to independently verify the value of an investment in a private investment fund." While the Board has not yet finalized and adopted written valuation procedures, we expect that, under these procedures, fair value for the Fund's investment in a particular private fund as of each month-end ordinarily will reflect the value reported as of such month-end for that private fund.

         Prior to investing in any private fund, the Fund's investment adviser therefore will conduct a due diligence review of the valuation methodology and practices utilized by the private fund, which as a general matter will utilize market values when available, and otherwise will utilize principles of fair value that the investment adviser believes to be reasonably appropriate and otherwise consistent with industry standards. Nonetheless, the Board of Trustees and/or the investment adviser will consider all relevant information at the time the Fund's portfolio is valued and may conclude, in certain circumstances (such as, for example, during an extended period in which interests in a private fund are not issued or redeemed), that information reported for a particular private fund does not, in that instance, reflect fair value. In such cases, an alternative fair valuation will be arrived at by applying factors deemed relevant at the time. We will add disclosure to the Registration Statement generally to this effect.

         As a final response in this regard, we supplementally note that we believe the foregoing to be consistent with the principles publicly articulated by the SEC Staff in this area, which provide for substantial flexibility for individual investment companies to consider and rely on those sources of valuation information they consider most appropriate. Consider, for example, the December 8, 1999 Letter to Craig S. Tyle, General Counsel, Investment Company Institute, from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (the "1999 Letter"), which states:

               We believe that "good faith" is a flexible concept that can accommodate many different considerations, including the incorporation of a variety of sources of information. Finally, we believe that the specific actions that a mutual fund board must take in order to satisfy its good faith obligation under Section 2(a)(41) of the 1940 Act will vary, depending on the nature of a particular fund, the context in which the board must fair value price, and, importantly, the pricing procedures adopted by the board.



                                     * * * *

               I trust the foregoing has been responsive to your letter of March 20 and appreciate your continuing attention with respect to the Fund's filings. Please do not hesitate to call me at 212-848-4668 or Isabelle Sajous at 212-848-7922 if we can offer additional clarification.



                                                          Yours sincerely,

                                                          /s/ Nathan J. Greene
                                                          --------------------
                                                          Nathan J. Greene


cc:      Jeffrey Traum (Citigroup Alternative Investments)
         Trudi Gilligan (Chief Compliance Officer of the Fund)
         Paul S. Schreiber (Shearman & Sterling LLP)
         Isabelle Sajous (Shearman & Sterling LLP)